Exhibit 99.1

Vitru Limited

announces

Fourth Quarter

and Full Year 2023

Financial Results

Florianópolis, Brazil, March 21, 2023 – Vitru Limited, or Vitru (Nasdaq: VTRU), the leading pure-player in the post-secondary digital education market in Brazil, today reported financial and operating results for the three-month period ended December 31, 2023 (“fourth quarter 2023” or “4Q23”) and twelve-month periods ended December 31, 2023 (“2023”). Financial results are expressed in Brazilian reais (R$) and are presented in accordance with International Financial Reporting Standards (IFRS). Vitru operates its hubs under the Uniasselvi and UniCesumar brands with 883.6 thousand students enrolled in digital education undergraduate and graduate courses, and 2,499 hubs distributed throughout Brazil, in each case as of December 31, 2023.

Co-CEOs LETTER

2023 results confirming Vitru leadership in Digital Education in Brazil

Dear valued shareholders,

As we conclude another year, we are eager to share the progress Vitru has made in the digital education sector in Brazil. Our journey over the past year has been characterized by achievements across key areas of our operations.

In 2023, our EBITDA margin had an annual growth of 2.7 p.p., reaching 36.6%, with an Adjusted EBITDA amount of R$ 718 million, a clear indication of our operational excellence and financial health. This reflects our management of operational costs and strategic investments in technology and academic content, allowing us to enhance profitability through scale while providing sustainable growth.

A pivotal element of our success this year has been the expansion of our student base, which reached 883.6 thousand students as of December 31, 2023, a growth of 15.0% vs. December 31, 2022, with 97.5% of them enrolled in Digital Education (DE) courses, particularly in the DE Undergraduate segment. This growth is a testament of our commitment to making quality education accessible to a broader audience. We believe it reflects our students' trust in our ability to provide a transformative educational experience through the expansion of our course offerings and the strengthening of our brands, Uniasselvi and UniCesumar.

The increase in our average ticket over the year is also noteworthy, reaching 9.9% in the second semester of 2023 when compared to the second semester of 2022 for the combined operation of both brands for DE Undergraduate courses. This growth reflects the results of best practices exchanges between the brands, as well as consolidates the value proposition of our academic offerings. Our continuous efforts to improve course quality and introduce new programs have enabled us to adjust our pricing strategy accordingly, contributing significantly to our revenue growth.

Finally, in 2023 we also launched the listing migration process from NASDAQ to B3, in Brazil. We look forward to the future on the B3.

Reflecting on the year's achievements, we remain more than ever committed to provide digital and quality-oriented courses as a way of democratizing access to higher education in Brazil. We believe the digital education market in Brazil continues to offer vast opportunities for growth, driven by technological advancements and the increasing recognition of quality and flexible digital education.

Thank you for your continued support.

Sincerely,

William Matos

Vitru's CEO

4Q23 and 2023 Results	2

WEBCAST INFORMATION

Vitru will discuss its third quarter 2023 results via live webcast

When: Thursday, March 21, 2024, at 04:30 p.m. EST (05:30 p.m. BRT)

Webcast: https://investors.vitru.com.br/

Replay: available on our IR website

Carlos Freitas
Chief Financial and Investor Relations Officer

Maria Carolina de Freitas Gonçalves	Investor Relations Contact
Investor Relations Manager	ir@vitru.com.br

4Q23 and 2023 Results	3

HIGHLIGHTS OF 2023 AND THEREAFTER

◾	Important advancements in the migration process of Vitru’s shares from NASDAQ to B3, and Shareholders’ Meeting scheduled for April 19, 2024;
◾	883.6k total students as of the end of 2023, with a 15.4% increase in Digital Education Undergraduate enrolled students;
◾	Average ticket in the DE Undergraduate segment increased 9.9% in the second semester of 2023 when compared to the second semester of 2022, validating Vitru’s commitment to competitive pricing and distinctive product features;
◾	Net revenue in the core Digital Education Undergraduate segment increased by 41.7% in 2023 compared to 2022, with Consolidated Net Revenue up 49.0%;
◾	Adjusted EBITDA increased 60.7% in 2023 compared to 2022, with Adjusted EBITDA Margin increasing 2.7 percentage points (p.p.) to 36.6% in 2023 compared to 2022;
◾	Adjusted Net Income up 23.9% in 2023 compared to 2022, reaching R$253.8 million;
◾	Adjusted Cash Flow from Operations increased 71.0% to R$613.6 million in 2023 compared to 2022, with an Adjusted Cash Flow Conversion from Operations of 96.2% compared to 96.0% in 2022.

Table 1: Key financial highlights

R$ million (except otherwise stated)	4Q23	4Q22	% Chg	2023	2022	% Chg
Net Revenue	508.8	430.7	18.1%	1,962.5	1,317.3	49.0%
DE Undergraduate Net Revenue	369.2	315.8	16.9%	1,414.1	998.2	41.7%
Adjusted EBITDA[1]	161.9	139.3	16.2%	718.5	447.2	60.7%
Adjusted EBITDA Margin	31.8%	32.3%	(0.5) p.p.	36.6%	33.9%	2.7 p.p.
Adjusted Net Income[2]	10.7	49.3	(78.3)%	253.8	204.9	23.9%
Adjusted Cash Flow from Operations[3]	65.1	91.3	(28.7)%	613.6	358.8	71.0%
Adjusted Cash Flow Conversion from Operations[3]	47.1%	82.1%	(35.0) p.p.	96.2%	96.0%	0.2 p.p.
(1)	For a reconciliation of Adjusted EBITDA, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted EBITDA” at the end of this document.
(2)	For a reconciliation of Adjusted Net Income, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income” at the end of this document.
(3)	For a reconciliation of Adjusted Cash Flow from Operations and Adjusted Cash Flow Conversion from Operations, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations” at the end of this document.

4Q23 and 2023 Results	4

OPERATING RESULTS

Student base and hubs

We consider the number of enrolled students an important operational metric for Vitru. As of December 31, 2023, Vitru had 883.6 thousand students enrolled in the courses it provides, an increase of 15.0% compared to the number of enrolled students as of December 31, 2022.

The percentage of digital education students to total enrolled students is also a relevant metric that we believe best demonstrates our focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to the services offered. As of December 31, 2023, students enrolled in digital education courses represented 97.5% of the total number of enrolled students, slightly up from the percentage achieved on December 31, 2022.

The number of hubs is one of the main drivers that enables the Company to increase its student base. A material portion of Vitru’s growth is driven by the expansion and subsequent maturation of these hubs.

Vitru has expanded its operations and geographic presence throughout Brazil with the opening of hubs in the last years. In fact, 93.2% of the current 2,499 hubs are still ramping up, representing a substantial growth avenue: the current average maturation ratio of hubs in expansion is only 42.4%. The Company estimates that a typical hub reaches its full capacity in terms of the number of students (and hence is deemed to be mature) after around seven years of operations.

Table 2: Student base and Hubs

'000 (except otherwise stated)	4Q23	4Q22	3Q23	Δ 4Q23 x 4Q22	Δ 4Q23 x 3Q23
Total enrolled students	883.6	768.4	860.7	15.0%	2.7%
% Digital education to total enrolled students	97.5%	97.3%	97.3%	0.2 p.p.	0.2 p.p.
Number of digital education students	861.6	747.5	837.6	15.3%	2.9%
Undergraduate students	803.7	696.3	780.8	15.4%	2.9%
Graduate students	57.9	51.3	56.8	13.0%	2.1%
Number of on-campus students	22.1	20.8	23.1	5.8%	(4.6)%
Undergraduate students	21.7	20.6	22.7	5.6%	(4.4)%
Graduate students	0.336	0.289	0.399	16.3%	(15.8)%
Number of hubs[1]	2,499	2,170	2,385	15.2%	4.8%
% of Expansion hubs (i.e., excluding Base hubs)	93.2%	91.2%	92.9%	2.0 p.p.	0.3 p.p.
Theoretical maturation index[2]	42.4%	39.8%	43.4%	2.6 p.p.	(1.0) p.p.
(1)	Consolidates the number of hubs of UniCesumar, excluding its three international hubs.
(2)	The Company calculates the theoretical maturation index as the actual number of students per hub of the Expansion hubs divided by the theoretical number of students it expects to achieve as of the maturity of the same hubs. The index comprises all Expansion hubs as of the end of each period, and hence it can actually decrease in a given quarter as new Expansion hubs are opened.

4Q23 and 2023 Results	5

The aggregate intake volume of Uniasselvi and UniCesumar during the second semester of 2023 (2023.2) increased by 27.3% when compared to the same cycle of the previous year.

Furthermore, it is important to mention that the Company also achieved positive results in the 2022 intake cycles (40.3% growth in 2022.1 versus 2021.1 intake cycle and 30.8% growth in 2022.2 versus 2021.2 intake cycle, considering the combined intakes of Uniasselvi and UniCesumar). This performance has led to a shift in the student base composition, characterized by a higher proportion of freshman students. Consequently, the contracts of these students had their first annual ticket readjustment in 2023. In particular, UniCesumar follows a contract anniversary-based readjustment criteria, resulting in a positive impact on tuition fees and tickets.

It is essential to highlight that the number of hubs is one of the drivers that enable the Company to increase its enrolled student base. A material portion of Vitru’s growth is driven by the expansion and subsequent maturation of the hubs.

Table 3: Key operational highlights

'000 (except otherwise stated)	4Q23	4Q22	% Chg	2023.2	2022.2	% Chg
Total DE undergraduate intake	56.8	55.7	2.1%	313.5	246.2	27.3%
Uniasselvi DE undergraduate intake	43.5	28.6	52.0%	194.2	171.1	13.5%
UniCesumar DE undergraduate intake	13.3	27.0	(50.7)%	119.3	75.1	58.9%
DE undergraduate retention rate	95.9%	95.6%	0.3 p.p.	-	-	-
Uniasselvi DE undergraduate retention rate	95.7%	95.6%	0.1 p.p.	-	-	-
UniCesumar DE undergraduate retention rate	0.0%	0.0%	0.0 p.p.	-	-	-

4Q23 and 2023 Results	6

Tuitions and Ticket

Table 4: Tuitions1

R$ million (except otherwise stated)	4Q23	4Q22	% Chg	2H23	2H22	% Chg
Uniasselvi DE undergraduate tuitions	348.7	296.1	17.7%	659.5	550.2	19.9%
Average ticket Uniasselvi DE undergraduate (R$/month)[2]	-	-	n.a.	323.8	301.7	7.3%
UniCesumar DE undergraduate tuitions	246.4	202.6	21.6%	508.9	407.5	24.9%
Average ticket UniCesumar DE undergraduate (R$/month)[2]	-	-	n.a.	236.6	209.1	13.2%
Total DE undergraduate tuitions	595.1	498.8	19.3%	1,168.5	957.7	22.0%
Average ticket Vitru DE undergraduate (R$/month)[2]	-	-	n.a.	279.0	253.8	9.9%
(1)	Tuitions are net of cancellations. The consolidation of UniCesumar within Vitru’s financial statements started on May 20, 2022, but the 2022 numbers in this table assume the full year.
(2)	In the second and fourth quarters of each year, the Company calculates the “Average Ticket DE undergraduate (R$/month)” as the sum of the Digital Education Undergraduate Tuitions net of cancellations of the semester divided by the average number of students between the beginning and the end of the semester.

We believe that the strength of Vitru’s model and the sustainability of its growth can be demonstrated by the total amount charged for course tuitions from digital education undergraduate students (which is the sum of gross revenue and the hub partners’ portion of the tuitions less other academic revenue and cancellations).

DE Undergraduate tuitions for 2023 amounted to R$2,285.0 million, an increase of 19.7% compared to the R$1,908.9 million recorded in 2022. This growth rate primarily reflects the maturation of expansion hubs (i.e. hubs that are not yet deemed to be mature) through the organic increase in the number of students enrolled in digital education undergraduate courses.

The average monthly ticket for Uniasselvi DE Undergraduate courses increased by 7.3%, from R$301.7 in 2H22 to R$323.8 in the second semester of 2023. We believe that this increase, despite the challenging macroeconomic conditions in Brazil, is indicative of the resilience of Vitru’s organic academic model, as well as the pricing discipline being applied over the recent years.

The average monthly ticket for UniCesumar DE Undergraduate courses increased by 13.2% to R$236.6 in 2H23 compared to R$209.1 in 2H22. As part of the best practices currently being exchanged between the entities, we have been working to improve UniCesumar’s average tickets in line with the pricing strategies being applied by Uniasselvi in the recent years, which has differentiated it from the other players in the market. With that in mind, it is important to highlight that the first annual renovation of 2022.2 freshman students of UniCesumar took place under these new pricing strategies, which explains part of the average ticket increase for the brand, during the semester.

4Q23 and 2023 Results	7

FINANCIAL RESULTS

Net Revenue

Consolidated Net Revenue in 4Q23 was R$508.8 million, up 18.1% from the number of 4Q22. For 2023, Consolidated Net Revenue was R$1,962.5 million, an increase of 49.0% compared to 2022. This growth was mainly driven by the increase in the number of enrolled students in the DE Undergraduate segment as well as higher average tickets in this segment plus the business combination with UniCesumar from May 2022 onwards.

Net Revenue from digital education undergraduate courses in 4Q23 was R$369.2 million, up 16.9% from R$315.8 million in 4Q22. For 2023, Net Revenue from digital education undergraduate courses was R$1,414.1 million, up 41.7% from R$998.2 in the previous year. This achievement was primarily driven by

4Q23 and 2023 Results	8

the results of the aforementioned expansion and maturation of operational hubs, and a higher consolidated average ticket in this segment as previously presented.

Net Revenue from on-campus undergraduate courses (ex-medical courses) in 4Q23 amounted to R$44.8 million, an increase of 6.3% from R$42.2 million in 4Q22. For 2023, Net Revenue from on-campus undergraduate courses (ex-medical courses) was R$189.3 million, up 57.3% from R$120.3 million in the previous year. Even though the on-campus courses have been decreasing in importance over time within the education market, our revenues in the 4Q23 and 2023 reflect an increase in the student base due to the slight recovery of the demand for on-campus courses due to the end of the Covid-19 pandemic. Net Revenue from the whole on-campus undergraduate segment (including UniCesumar’s medical courses) reached R$444.8 million in 2023, an increase of 77.1% from R$251.1 million in 2022, given the significance of UniCesumar’s on-campus and medical education activities to its overall business.

Net Revenue from continuing education courses in 4Q23 was R$24.2 million, up 27.5% from R$19.0 million in 4Q22. For 2023, Net Revenue from continuing education courses was R$103.7 million, up 52.5% from R$68.0 million in the previous year.  In addition to graduate courses, our continuing education business includes technical courses and professional qualification courses. We believe this is a potential growth area and is part of our strategy to expand complementary offerings throughout our students’ lifelong journey.

Table 5: Net Revenue Breakdown1

R$ million (except otherwise stated)	4Q23	4Q22	% Chg	2023	2022	% Chg
Digital education undergraduate	369.2	315.8	16.9%	1,414.1	998.2	41.7%
On-campus undergraduate (ex-medicine)	44.8	42.2	6.3%	189.3	120.3	57.3%
Medicine undergraduate	70.6	53.7	31.5%	255.5	130.8	95.3%
Continuing education	24.2	19.0	27.5%	103.7	68.0	52.5%
Net Revenue	508.8	430.7	18.1%	1,962.5	1,317.3	49.0%
(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 onwards.

Cost of Services

Cost of services in 4Q23 amounted to R$175.1 million, an increase of 16.4% compared to R$150.4 million in 4Q22. Cost of services for 2023 was R$669.5 million, 33.3% higher than the R$502.3 million in 2022, particularly due to the impact of the integration of UniCesumar into Vitru. As a percentage of Net Revenue, a reduction of 2.2 p.p. is notable when comparing 2023 with 2022, mainly because of our continuous efforts to improve the combined operations of DE segments and implementation of best practices of one brand to another. We note that the cost of services includes certain restructuring costs, which combined amounted to R$1.5 million in 4Q23 and R$4.9 million in 4Q22, that include restructuring expenses for the integration of Unicesumar. For the full years, those values amounted to R$5.5 million in 2023 and R$9.1 million in 2022, reflecting the business combination from May 2022 onwards.

Cost of services as reported in the Adjusted EBITDA calculation (without the aforementioned restructuring expenses and depreciation and amortization expenses) was R$150.9 million in 4Q23 and R$123.8 million in 4Q22 with an increase of 1.0 p.p. as a percentage of Net Revenue, mainly due to the gains of scale after the business combination with UniCesumar and higher personnel costs. Cost of services as reported in the Adjusted EBITDA calculation for the full year of 2023 amounted to R$582.0 million, 38.5% higher than the R$420.3 million in 2022, with a gain of 2.2 p.p. over net revenue.

4Q23 and 2023 Results	9

Table 6: Cost of Services1

R$ million (except otherwise stated)	4Q23	4Q22	% Chg	2023	2022	% Chg
Cost of Services	175.1	150.4	16.4%	669.5	502.3	33.3%
(-) Depreciation and amortization	(22.7)	(21.7)	4.6%	(82.0)	(72.9)	12.5%
(-) Restructuring expenses	(1.5)	(4.9)	(69.4)%	(5.5)	(9.1)	(39.6)%
Cost of Services for Adj. EBITDA calculation	150.9	123.8	21.9%	582.0	420.3	38.5%
as % of Net Revenue	29.7%	28.7%	1.0 p.p.	29.7%	31.9%	(2.2) p.p.
(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 onwards.

Gross Profit and Gross Margin

Gross Profit in 4Q23 was R$333.7 million, an increase of 19.1% compared to R$280.3 million in 4Q22, which was primarily due to the contribution of UniCesumar to our consolidated figures. Gross Margin increased 0.5 p.p. from 65.1% to 65.6% in 4Q23. For the full year of 2023, the Gross Margin reached 65.9%, showing a gain of 4.0 p.p. when compared to 2022. The gain in margin was primarily attributable to the aforementioned reduction in the opening of new hubs pace and the continuous work to improve average tickets.

Operating Expenses

Selling Expenses

Selling expenses in 4Q23 amounted to R$98.3 million, an increase of 15.1% compared to R$85.4 million in 4Q22. Selling expenses in 2023 amounted to R$360.4 million, an increase of 47.2% compared to R$244.8 million in 2022.As a percentage of Net Revenue an improvement of 0.2 p.p. is noticeable comparing 2023 to 2022.

Selling expenses as reported in the Adjusted EBITDA calculation (i.e., excluding depreciation and amortization expenses) amounted to R$84.6 million in 4Q23 and R$71.5 million in 4Q22, representing a year-on-year increase of 18.3%. As a percentage of Net Revenue, consolidated Selling Expenses for Adjusted EBITDA calculation was stable at 16.6% in 4Q22 and 4Q23, reflecting the initiatives for the first intake cycle of 2024. Selling expenses as reported in the Adjusted EBITDA calculation (i.e., excluding depreciation and amortization expenses) were R$305.4 million in 2023 and R$210.7 million in 2022, representing a year-on-year increase of 44.9%, and a slight gain of 0.4 p.p. over net revenue, mainly due to gains of scale and a more optimized marketing mix after the business combination.

4Q23 and 2023 Results	10

Table 7: Selling Expenses1

R$ million (except otherwise stated)	4Q23	4Q22	% Chg	2023	2022	% Chg
Selling Expenses	98.3	85.4	15.1%	360.4	244.8	47.2%
(-) Depreciation and amortization	(13.7)	(13.9)	(1.4)%	(55.0)	(33.9)	62.2%
(-) M&A and pre-offering expenses	-	-	n.a.	-	(0.2)	n.a.
Selling Expenses for Adj. EBITDA calculation	84.6	71.5	18.3%	305.4	210.7	44.9%
as % of Net Revenue	16.6%	16.6%	0.0 p.p.	15.6%	16.0%	(0.4) p.p.
(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 onwards.

General and Administrative Expenses

General and Administrative (G&A) expenses in 4Q23 amounted to R$67.2 million, an increase of 19.4%, compared to 4Q22. G&A for 2023 was R$259.1 million, 44.5% higher than the R$179.3 million in 2022 due to higher software and IT maintenance expenses. This increase was also caused by certain one-off M&A expenses (earn-out payments in the context of the UniCesumar acquisition that have been accounted as expenses) incurred in 2023, for a total amount of R$ 33.9 million, as well as R$ 11.2 million of expenses recognized related to certain capitalized pre-offering payments.

G&A expenses as reported in the Adjusted EBITDA calculation amounted to R$30.2 million in 4Q23 and R$21.0 million in 4Q22, representing an increase of 43.8%, mainly driven by the aforementioned higher software and IT maintenance expenses. G&A expenses as reported in the Adjusted EBITDA calculation reached 5.9% of Net Revenue in 4Q23, an expansion of 1.0 p.p. compared to 4.9% of Net Revenue in 4Q22.

Table 8: G&A Expenses1

R$ million (except otherwise stated)	4Q23	4Q22	% Chg	2023	2022	% Chg
General and Administrative (G&A) Expenses	67.2	56.3	19.4%	259.1	179.3	44.5%
(-) Depreciation and amortization expenses	(19.5)	(16.4)	18.9%	(75.7)	(43.2)	75.3%
(-) Share-based compensation plan	4.4	4.3	2.3%	9.4	6.0	56.7%
(-) M&A, pre-offering expenses and restructuring expenses	(21.9)	(23.2)	(5.6)%	(75.3)	(64.0)	17.7%
G&A Expenses for Adj. EBITDA calculation	30.2	21.0	43.8%	117.4	78.1	50.3%
as % of Net Revenue	5.9%	4.9%	1.0 p.p.	6.0%	5.9%	0.1 p.p.
(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 onwards.

Net Impairment Losses on Financial Assets

Net impairment losses on financial assets represent the provisions for doubtful accounts (PDA). In 4Q23, PDA expenses were R$85.0 million, which represents 16.7% of the Net Revenue in the period, while in 4Q22 PDA expenses amounted to R$81.6 million, equivalent to 18.9% of the Net Revenue. This improvement of our PDA reflects the work being carried out with the exchange of best practices between the two brands, including the implementation of the “Retention Cell” within Uniasselvi. For the year 2023, PDA reached R$ 263.5 million, an increase of 40.5% over the R$ 187.5 million presented in 2022. Over the net revenue, a gain of 0.8 p.p. is noticeable, reflecting the maturation of the improvements being carried out. It is important to highlight that UniCesumar has a more effective onboarding and retention processes and procedures than Uniasselvi, which we believe represents an opportunity in the medium term to roll out these best practices across our entire business. The current macroeconomic environment in Brazil has also impacted the consumption and payment capacity of our target clientele, comprised of the low-to-middle income brackets of the country.

4Q23 and 2023 Results	11

Adjusted EBITDA

Adjusted EBITDA in 4Q23 amounted to R$161.9 million, an increase of 16.2% from R$139.3 million in 4Q22. Adjusted EBITDA Margin was 31.8%, a 0.5 p.p. decrease when compared to 32.3% for 4Q22, reflecting the aforementioned slightly different distribution of costs and expenses throughout 2023 when compared to the distribution presented in 2022.

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial assets” in our Financial Statements.

For the full year, Adjusted EBITDA in 2023 amounted to R$718.5 million, an increase of 60.7% from R$447.2 million in 2022. Adjusted EBITDA Margin was 36.6%, a 2.7 p.p. increase compared to 33.9% for 2022. This increase in the Adjusted EBITDA Margin for the year reflects the solid growth of Uniasselvi and the contribution of UniCesumar’s results to our consolidated figures, as well as the performance in improving average tickets, gross margins and the overall reduction in PDA expenses of Net Revenue.

4Q23 and 2023 Results	12

Notes: (i) all figures in this graph include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial assets” in our Financial Statements.

Financial Results

In the 4Q23, our Financial Results had a negative variation of 24.4% when compared to the same period of 2022 mainly due to the Financial Expenses related to the issuance of new debentures in 2023 and to the prepayment of the seller’s financing associated with the business combination with UniCesumar during the last quarter of 2023. For the full year of 2023, the negative variation was R$ 105.8 million (or a decrease of 52.9%), reflecting our higher indebtedness throughout 2023 when compared to the previous year.

Table 9: Financial Results[1]
R$ million	4Q23	4Q22	% Chg	2023	2022	% Chg
Financial Income	15.2	15.5	(1.7)%	61.0	64.6	(5.6)%
Financial Expenses	(116.5)	(96.9)	20.2%	(366.5)	(264.4)	38.6%
Financial Results	(101.3)	(81.4)	24.4%	(305.6)	(199.8)	52.9%
as % of EBIT (Earnings Before Interest and Taxes)	(130.4)%	(144.1)%	13.7 p.p.	(76.1)%	(99.4)%	23.3 p.p.
(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 onwards.

Adjusted Net Income

Adjusted Net Income in 4Q23 was R$10.7 million, a decrease of 78.3% compared to 4Q22, which was primarily due to the aforementioned increase in Financial Expenses in the 4Q23 vs 4Q22 and a higher positive impact of deferred income taxes in 4Q22 vs 4Q23. For 2023, Adjusted Net Income was R$253.8 million, up 23.9% from the same period of the prior year.

4Q23 and 2023 Results	13

Cash Flow and Cash Conversion from Operations

Adjusted Cash Flow from Operations amounted to R$65.1 million in 4Q23, a decrease of 28.7% compared to 4Q22, with the Adjusted Cash Flow Conversion from Operations also decreasing to 47.1% from 82.1%. This decrease was caused by a one-off semester variation between 3Q23 and 4Q23, with no net cash effect in 2H23. We also recorded a growth of 36% in the Adjusted Cash Flow from Operations in 2H23 vs 2H22, periods in which we already had the full contribution of UniCesumar to the consolidated numbers.

Regarding the twelve-month figures, there was an increase of 71.0% in Adjusted Cash Flow from Operations, from R$358.8 million in 2022 to R$613.6 million in 2023, with the Cash Conversion reaching 96.2%, increasing 0.2 p.p. when compared to 2022. This improvement in cash flow generation for the year was primarily a result of the more positive working capital dynamics in both Uniasselvi and Unicesumar, in particular improvements in collection and bad debt management.

Table 10: Cash Flow & Cash Conversion1

R$ million (except otherwise stated)	4Q23	4Q22	% Chg	2023	2022	% Chg
Cash Flow from Operations	82.1	92.5	(11.2)%	662.6	376.0	76.2%
(+) Income tax paid	(16.9)	(1.2)	1301.4%	(49.0)	(17.3)	184.0%
Adjusted Cash Flow from Operations	65.1	91.3	(28.7)%	613.6	358.8	71.0%
Adjusted EBITDA	161.9	139.3	16.2%	718.5	447.2	60.7%
(-) M&A, pre-offering expenses and restructuring expenses	(23.5)	(28.1)	(16.4)%	(80.9)	(73.3)	10.3%
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	138.4	111.2	24.5%	637.6	373.9	70.5%
Adjusted Cash Flow Conversion from Operations[2]	47.1%	82.1%	(35.0) p.p.	96.2%	96.0%	0.2 p.p.
(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 onwards.
(2)	The Company calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking non-recurring expenses, related to M&A, pre-offering expenses and restructuring expenses, into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. The calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including competitors in the industry, and therefore, the Company’s measures may not be comparable to those of other companies. For further information see “Reconciliations of Non-GAAP Financial Measures”.

4Q23 and 2023 Results	14

Indebtedness

In 2023 Vitru was able to reduce its total net debt by R$ 109.3 million, mainly driven by its cash generation in the year. Our indebtedness was R$ 2,268.1 million as of December 31, 2023, compared to R$ 2,377.4 as of December 31, 2022.

On October 27, 2023, we announced the issuance of our third unsecured, non-convertible debentures of the amount of R$ 500 million by Vitru Brasil, indexed by the CDI (Certificado de Depósito Interbancário) plus a spread of 2.45%. The Debentures have a maturity period of 5 (five) years.

With the issuance of the new Debentures, the Company was able to prepay in full the sellers financing originally entered into in connection with the business combination with UniCesumar, which had an outstanding amount of R$ 532.2 million as of September 30, 2023, that would have matured in May 2024 and which accrued interest at the CDI (Certificado de Depósito Interbancário) plus a spread of 3.0%.

Table 11: Net Debt

R$ million	December 31, 2023	December 31, 2022	September 30, 2022
Net Debt (ex-IFRS 16)[1]	1,940.2	2,054.0	2,484.8
Lease Liabilities	327.8	323.3	333.8
Total Net Debt (IFRS 16)	2,268.1	2,377.4	2,818.6
(1)	Including Loans & financing and Payables from acquisition of subsidiaries. For a reconciliation of Net Debt (ex-IFRS 16), see "—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Net Debt" at the end of this document.

Since the first issuance of Debentures, the Company has been under certain Covenants on its Net Debt / Adj. EBITDA index (excluding the effects of the IFRS-16), being:

◾	4.5x in June 2023;
◾	4.0x in December 2023;
◾	3.5x in June 2024; and
◾	3.0x in December 2024.

By the end of 2023, the company reached an index of Net Debt / Adj. EBITDA (excluding effects of IFRS-16) of 2.9x, well below the established covenant limit of 4.0x.

4Q23 and 2023 Results	15

CAPEX

Capital Expenditures (CAPEX) in 4Q23 totaled R$36.2 million, a decrease of 21.2% compared to the amount spent in 4Q22.

Capital Expenditures in 2023 amounted to R$122.6 million, 26.4% higher than the amount of R$97.0 million spent in 2022, but with a reduction as a percentage of Net Revenue, from 7.4% in 2022 to 6.2% in 2023. Most of the CapEX relates to investments in learning, IT systems and technology.

Table 12: CAPEX1

R$ million (except otherwise stated)	4Q23	4Q22	% Chg	2023	2022	% Chg
Property and equipment	22.1	17.2	28.4%	49.0	40.3	21.6%
Intagible assests	14.2	28.8	(50.8)%	73.6	56.7	29.8%
Investing activities	36.2	46.0	(21.2)%	122.6	97.0	26.4%
as % of Net Revenue	7.1%	10.7%	(3.6) p.p.	6.2%	7.4%	(1.2) p.p.

(1)	Our results reflect the consolidation of UniCesumar from May 20, 2022 onwards.

4Q23 and 2023 Results	16

ABOUT VITRU (NASDAQ: VTRU)

VITRU is the leading pure-player in the private post-secondary digital education market in Brazil based on the number of enrolled undergraduate students, according to the most recent INEP census released by the Brazilian Ministry of Education (Ministério da Educação), in February 2022.

Vitru has been listed on the Nasdaq stock exchange in the United States (ticker symbol: VTRU) since September 18, 2020, and its mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Through its subsidiaries, Vitru provides a complete pedagogical ecosystem focused on a hybrid distance learning experience for undergraduate and continuing education students. All the academic content is delivered in multiple formats (videos, eBooks, podcasts and html text, among others) through its proprietary Virtual Learning Environment, or VLE. The pedagogical model also incorporates in-person weekly meetings hosted by dedicated tutors who are mostly local working professionals in the subject area they teach. The Company believes that this unique tutor-centric learning experience sets it apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of its student base.

The Company’s results are based on three operating segments:

◾	Digital education undergraduate courses. What differentiates Vitru’s digital education model are the higher quality and its hybrid methodology with synchronous learning, which consists of weekly in-person or online meetings with tutors for Uniasselvi, and weekly online classes for UniCesumar students, alongside the benefit of the virtual learning environment, where students are able to study where and when they prefer. The Company’s portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational, engineering, and health-related courses.
◾	On-campus undergraduate courses. Vitru (through Uniasselvi and UniCesumar) has several campuses that offer traditional on-campus undergraduate courses, including medical, engineering, law, and health-related courses. On-campus students experience a complete learning ecosystem, mixing theory with practical applications as well as access to sports activities and cultural events.
◾	Continuing education courses. Vitru (through Uniasselvi and UniCesumar) offers continuing education and graduate courses predominantly in pedagogy, finance, and business, but also in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, consisting of (i) hybrid model, (ii) 100% online, and (iii) on-campus. This also includes technical courses and professional qualification courses.

4Q23 and 2023 Results	17

ADDITIONAL INFORMATION

This press release includes information relating to the proposed corporate restructuring of Vitru Limited (“Vitru” or the “Company”) and Vitru Brasil Empreendimentos, Participações e Comércio S.A., a Brazilian corporation (sociedade anônima) (“Vitru Brazil”). In connection with the proposed transaction, Vitru Brazil has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a prospectus of Vitru Brazil. Vitru Brazil has also filed other documents with the SEC and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) regarding the proposed transaction, and a prospectus was mailed to the shareholders of Vitru. This press release is not a substitute for any registration statement, prospectus or other documents that Vitru and/or Vitru Brazil have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4, the prospectus, as well as other filings containing information about Vitru and/or Vitru Brazil and the proposed transaction are available without charge at the SEC’s Internet site (www.sec.gov). Copies of the prospectus can also be obtained, without charge, from Vitru’s website at https://investors.vitru.com.br/.

NO OFFER OR SOLICITATION

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements, other than statements of historical fact, could be deemed forward-looking, including risks and uncertainties related to statements about the proposed business combination, including the benefits of the corporate restructuring and migration of the listing, the business combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the business combination; general economic and business conditions in Brazil and globally; our business, operations, cash flow, prospects, liquidity and financial condition; our competition; our ability to implement our business strategy; our ability to adapt to technological changes in the educational sector; the availability of government authorizations on terms and conditions and within periods acceptable to us; our ability to continue attracting and retaining new students; our ability to maintain the academic quality of our programs; our ability to maintain the relationships with our hub partners; our ability to collect tuition fees; the availability of qualified personnel and the ability to retain such personnel; changes in government regulations applicable to the education industry in Brazil; government interventions in education industry programs, which affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; a decline in the number of students enrolled in our programs or the amount of tuition we can charge; our ability to compete and conduct our business in the future; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; general market, political, economic and business conditions; and our financial targets. Forward-looking statements by their nature address matters that are,

4Q23 and 2023 Results	18

to different degrees, uncertain, such as statements about our business operations, financial results and financial position and the Brazilian economy.

The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “potential,” “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of, such words and expressions. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the SEC from time to time, including the section titled “Item 3. Key Information—D. Risk Factors” in the most recent Annual Report on Form 20-F of the Company. These documents are available on the SEC Filings section of the investor relations section of our website at investors.vitru.com.br.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, VITRU uses Adjusted EBITDA, Adjusted Net Income, Adjusted Cash Flow Conversion from Operations, and Net Debt information which are non-GAAP financial measures, for the convenience of the investment community. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

VITRU calculates Adjusted EBITDA as the net income (loss) for the period plus:

◾	deferred and current income tax, which is calculated based on income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and CSLL, which are social contribution taxes;
◾	financial results, which consist of interest expenses less interest income;
◾	depreciation and amortization;
◾	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;
◾	impairment of non-current assets, which consists of impairment charges associated with the on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
◾	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in the consolidated financial statements;
◾	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others; and
◾	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that the Company believes are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

4Q23 and 2023 Results	19

VITRU calculates Adjusted Net Income as net income (loss) for the period plus:

◾	share-based compensation plan, as defined above;
◾	M&A, pre-offering expenses, and restructuring expenses, as defined above;
◾	impairment of non-current assets, as defined above;
◾	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, distance learning operation licenses, non-compete agreements, customer relationship, teaching-learning material, licenses to operate medical courses, and leasing contracts. For more information, see notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission;
◾	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries. See notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission; and
◾	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was affected by the adjustment after taking into account the effect of permanent differences and valuation allowances.

VITRU calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which is calculated as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses, and restructuring expenses into consideration).

VITRU calculates Net Debt (ex-IFRS 16) as the sum of loans and financing, payables from acquisition of subsidiaries, and lease liabilities less cash and cash equivalents and short-term investments.

Adjusted EBITDA, Adjusted Net Income, Adjusted Cash Flow Conversion from Operations, and Net Debt are the key performance indicators used by Vitru to measure the financial performance and condition of its core operations, and Vitru believes that these measures facilitate period-to-period comparisons on a consistent basis. As a result, its management believes that these non-GAAP financial measures provide useful information to the investment community. These summarized, non-audited, or non-GAAP financial measures are in addition to, and not a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Additionally, the calculations of Adjusted EBITDA, Adjusted Net Income, Adjusted Cash Flow Conversion from Operations, and Net Debt may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Vitru’s measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income, Adjusted Cash Flow Conversion from Operations, and Net Debt to the most directly comparable IFRS measure, see the tables at the end of this document.

4Q23 and 2023 Results	20

FINANCIAL TABLES

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three and twelve-month period ended December 31, 2023 and 2022

	Three Months Ended December 31,		Twelve Months Ended December 31,
R$ million (except earnings per share)	2023	2022	2023	2022

NET REVENUE	508.8	430.7	1,962.5	1,317.3

Cost of services rendered	(175.1)	(150.4)	(669.5)	(502.3)

GROSS PROFIT	333.7	280.3	1,293.0	815.0

General and administrative expenses	(67.2)	(56.4)	(259.1)	(179.3)
Selling expenses	(98.3)	(85.4)	(360.4)	(244.8)
Net impairment losses on financial assets	(85.0)	(81.6)	(263.5)	(187.5)
Other income (expenses), net	(5.6)	(0.5)	(8.5)	(2.3)
Operating expenses	(256.1)	(223.9)	(891.4)	(614.0)

OPERATING PROFIT	77.7	56.4	401.6	201.0

Financial income	15.2	15.5	61.0	64.6
Financial expenses	(116.5)	(96.9)	(366.5)	(264.4)
Financial results	(101.3)	(81.4)	(305.6)	(199.9)

PROFIT BEFORE TAXES	(23.6)	(25.0)	96.0	1.1

Current income taxes	(19.7)	(4.5)	(53.6)	(18.0)
Deferred income taxes	11.6	42.2	66.4	110.2
Income taxes	(8.1)	37.7	12.7	92.2

NET INCOME FOR THE PERIOD	(31.8)	12.7	108.8	93.3

Other comprehensive income	-	-	-	-

TOTAL COMPREHENSIVE INCOME	(31.8)	12.7	108.8	93.3

Basic earnings per share (R$)	(0.9)	0.4	3.2	3.5
Diluted earnings per share (R$)	(1.0)	0.4	3.0	3.2

4Q23 and 2023 Results	21

Unaudited interim condensed consolidated statements of financial position as of December 31, 2023 and 2022

	December 31,	December 31,
R$ million	2023	2022
ASSETS

CURRENT ASSETS

Cash and cash equivalents	21.3	47.2
Short-term investments	220.3	26.4
Trade receivables	235.6	224.1
Income taxes recoverable	2.4	7.0
Prepaid expenses	19.7	20.0
Receivables from hub partners	39.4	32.0
Other current assets	40.5	14.9

TOTAL CURRENT ASSETS	579.1	371.5

NON-CURRENT ASSETS

Trade receivables	69.1	47.0
Indemnification assets	28.4	9.9
Deferred tax assets	227.0	203.0
Prepaid expenses	-	-
Receivables from hub partners	57.3	48.1
Other non-current assets	11.1	6.9
Right-of-use assets	349.7	350.4
Property and equipment	205.9	194.6
Intangible assets	4,342.2	4,427.6

TOTAL NON-CURRENT ASSETS	5,290.6	5,287.5

TOTAL ASSETS	5,869.7	5,659.1

4Q23 and 2023 Results	22

	December 31,	December 31,
R$ million	2023	2022
LIABILITIES

CURRENT LIABILITIES

Trade payables	112.1	99.7
Loans and financing	151.1	131.2
Lease liabilities	51.6	51.3
Labor and social obligations	90.4	43.1
Payables from acquisition of subsidiaries	-	-
Taxes payable	17.4	16.0
Prepayments from customers	45.3	43.6
Other current liabilities	24.6	7.5

TOTAL CURRENT LIABILITIES	492.6	392.4

NON-CURRENT

Trade payables	-	-
Loans and financing	2,030.7	1,489.1
Lease liabilities	276.2	272.0
Payables from acquisition of subsidiaries	-	507.4
Taxes payable	6.1	-
Provisions for contingencies	41.9	29.2
Deferred tax liabilities	730.9	773.4
Share-based compensation	2.0	19.8
Other non-current liabilities	4.7	1.5

TOTAL NON-CURRENT LIABILITIES	3,092.4	3,092.3

TOTAL LIABILITIES	3,585.0	3,484.7

EQUITY

Share capital	0.008	0.008
Capital reserves	2,056.1	2,054.5
Revenue reserves	-	-
Retained earnings	228.6	119.9

TOTAL EQUITY	2,284.7	2,174.4

TOTAL LIABILITIES AND EQUITY	5,869.7	5,659.1

4Q23 and 2023 Results	23

Unaudited interim condensed consolidated statements of cash flows for the twelve-month period ended December 31, 2023 and 2022

	Twelve Months Ended December 31,
R$ million	2023	2022
Cash flows from operating activities
Profit before taxes	96.0	1.1
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	212.7	127.3
Net impairment losses on financial assets	263.5	187.5
Provision for revenue cancellation	5.6	2.3
Provision for contingencies	(2.4)	(1.3)
Accrued interests	339.6	232.9
Share-based compensation	(9.4)	(6.5)
Loss on sale or disposal of non-current assets	9.4	11.4
Modification of lease contracts	0.6	1.7
Rent concessions	-	-
Changes in operating assets and liabilities
Trade receivables	(302.7)	(235.5)
Prepayments	(18.6)	26.2
Other assets	(20.9)	(25.9)
Trade payables	12.4	53.6
Labor and social obligations	47.3	(19.7)
Other taxes payable	7.4	4.8
Prepayments from customers	1.7	15.5
Other payables	20.4	0.5
Cash from operations	662.6	376.0

Income tax paid	(49.0)	(17.3)
Interest paid	(371.9)	(236.4)
Contingencies paid	(12.2)	(0.9)
Net cash provided by operating activities	229.5	121.5

Cash flows from investing activities
Purchase of property and equipment	(40.3)	(40.3)
Purchase and capitalization of intangible assets	(56.7)	(56.7)
Payments for the acquisition of interests in subsidiaries, net of cash	(2,291.7)	(2,291.7)
Acquisition of short-term investments, net	226.7	226.7
Net cash used in investing activities	(2,162.1)	(2,162.1)

Cash flows from financing activities
Payments of lease liabilities	(20.7)	(18.4)
Payments of loans and financing	(100.9)	(296.3)
Proceeds from loans and financing, net of transaction costs	675.8	1,905.9
Costs related to future issuances	-	(7.4)
Capital contributions net of treasury shares	10.4	428.4
Share repurchase	(16.1)	-
Net cash provided by financing activities	548.5	2,012.2

Net increase in cash and cash equivalents	(141.9)	(25.9)
Cash and cash equivalents at the beginning of the period	189.0	47.2
Cash and cash equivalents at the end of the period	47.2	21.3

4Q23 and 2023 Results	24

Reconciliations of Non-GAAP Financial Measures

Reconciliation of Adjusted EBITDA

	Three Months Ended December 31,		Twelve Months Ended December 31,
R$ million	2023	2022	2023	2022
Net income for the period	(31.8)	12.8	108.8	93.5
(+) Deferred and current income tax	8.1	(37.7)	(12.7)	(92.2)
(+) Financial result	101.3	81.4	305.6	199.8
(+) Depreciation and amortization	55.9	52.0	212.8	150.0
(+) Interest on tuition fees paid in arrears	3.7	6.5	24.1	26.5
(+) Share-based compensation plan	(4.4)	(4.3)	(9.4)	(6.0)
(+) Other income (expenses), net	5.6	0.5	8.5	2.3
(+) M&A, pre-offering expenses and restructuring expenses	23.5	28.1	80.9	73.3
Adjusted EBITDA	161.9	139.3	718.5	447.2

Reconciliation of Adjusted Net Income

	Three Months Ended December 31,		Twelve Months Ended December 31,
R$ million	2023	2022	2023	2022
Net income for the period	(31.8)	12.8	108.8	93.5
(+) M&A, pre-offering expenses and restructuring expenses	23.5	28.1	80.8	73.3
(+) Share-based compensation plan	(4.4)	(4.3)	(9.4)	(6.0)
(+) Amortization of intangible assets from business combinations	31.6	31.3	125.7	77.8
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	9.0	0.1	14.9	15.6
(-) Corresponding tax effects on adjustments	(17.2)	(18.7)	(67.0)	(49.3)
Adjusted Net Income	10.7	49.3	253.8	204.9

Reconciliation of Adjusted Cash Flow Conversion from Operations

	Three Months Ended December 31,		Twelve Months Ended December 31,
R$ million	2023	2022	2023	2022
Cash from Operations	82.1	92.5	662.6	376.0
(+) Income tax paid	(16.9)	(1.2)	(49.0)	(17.3)
Adjusted Cash Flow from Operations	65.1	91.3	613.6	358.8

Adjusted EBITDA	161.9	139.3	718.5	447.2
(-) M&A, pre-offering expenses and restructuring expenses	(23.5)	(28.1)	(80.9)	(73.3)
Adjusted EBITDA excluding M&A, pre-offering expenses and restructuring expenses	138.4	111.2	637.6	373.9

Adjusted Cash Flow Conversion from Operations	47.1%	82.1%	96.2%	96.0%

4Q23 and 2023 Results	25

Reconciliation of M&A, Pre-offering and Restructuring Expenses

R$ million (except otherwise stated)	4Q23	4Q22	% Chg	2023	2022	% Chg
Integration UniCesumar (pre- and post-closing)	1.4	9.5	(85.3)%	10.1	24.9	(59.4)%
UniCesumar earn-out payments (accounted as expenses)	5.2	18.2	(71.4)%	33.9	18.2	-
Other M&A expenses (including advisors' fees)	3.8	0.1	3690.0%	10.1	22.2	(54.7)%
Others	13.1	0.3	4250.0%	26.8	8.0	234.8%
Total M&A, pre-offering expenses and restructuring expenses	23.5	28.1	(16.5)%	80.8	73.3	10.3%

Reconciliation of Net Debt

R$ million	December 31, 2023	December 31, 2022	September 30, 2022
Net Debt (ex-IFRS 16)	1,940.2	2,054.0	2,484.8
Loans and financing	2,181.8	1,620.2	2,007.7
Payables from acquisition of subsidiaries	-	507.4	729.5
(-) Cash and cash equivalents	(21.3)	(47.2)	(189.0)
(-) Short-term investments	(220.3)	(26.4)	(63.4)
Lease Liabilities	327.8	323.3	333.8
Total Net Debt (IFRS 16)	2,268.1	2,377.4	2,818.6

4Q23 and 2023 Results	26